
September 10, 2021

James Chapman
Chief Financial Officer
Dominion Energy, Inc.
120 Tredegar Street
Richmond, Virginia 23219

> **Re: Dominion Energy, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2020**
> **Filed February 25, 2021**
> **File No. 001-08489**

Dear Mr. Chapman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

1. You provide disclosure about the effects of climate change on weather and how this could impact the company. Please quantify any material weather-related damages to your property or operations.

2. If material, disclose any weather-related impacts on the cost or availability of insurance.

3. Disclose any material litigation risks related to climate change and the potential impact to the company.

4. You provide disclosure about the purchase of carbon credits to offset emissions. If material, provide disclosure about any material effects of this on your business, financial condition, and results of operations.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Wei Lu, Staff Accountant at (202) 551-3725 or Ethan Horowitz,

Accounting Branch Chief at (202) 551-3311, if you have questions regarding comments.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation